Mail Stop 3561

                              December 29, 2005


Mr. Stephen Russo
President and Chief Executive Officer
Mrs. Fields Famous Brands, LLC
2855 East Cottonwood Parkway
Suite 400
Salt Lake City, Utah 84121

      Re:	Mrs. Fields Famous Brands, LLC
      Form 10-K for the Fiscal Year Ended January 1, 2005
      Filed March 22, 2005
      File No. 333-115046

Dear Mr. Russo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Fiscal Year Ended January 1, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 18

Results of Operations, page 22

Fiscal Year Ended January 1, 2005 (Fiscal 2004) Compared to the
Fiscal Year Ended January 3, 2004 (Fiscal 2003), page 23

1. Please revise the discussion of your results of operations to indicate whether the changes represent trends expected to continue into the future. Also discuss any other known trends, demands, commitments, events or uncertainties that will, or are reasonably likely to have a material effect on financial condition and/or operating performance. Furthermore, discuss any key performance indicators that are used to manage the business and would be material to investors. Refer to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 29

2. Please disclose any material commitments for capital expenditures as of the end of the latest fiscal period, indicate the general purpose of the commitments(s) and the anticipated source of funds. Refer to Item 303(a)(2) of Regulation S-K.

Contractual Cash Obligations, page 30

3. Please consider revising your contractual obligations table to include your contractual obligations to purchase frozen dough and yogurt-based products, novelties and ice cream. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to understanding your cash requirements.

Financial Statements, page F-1

Consolidated Statements of Member`s Deficit, page F-5

4. Please detail for us and disclose the types of transactions that are included in the "other activity with parent" line item here and within the financing section of your consolidated statements of cash flows.


2.  Summary of Significant Accounting Policies, page F-8

5. Please disclose the types of expenses that you include in the franchising, cost of sales - retail foods, gifts and licensing line items and the types of expenses that you include in the general and administrative expenses line item. For the gifts expense line item, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in this line item. If you currently exclude a significant portion of these costs from this line item, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as general and administrative expense. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.

Goodwill, Trademarks and Other Intangible Assets, page F-12

6. Please provide us with the details of your annual goodwill impairment analysis performed during fiscal year 2004 that determined that goodwill for each reporting unit is not impaired. Also, please expand your disclosure to indicate how you determine goodwill may be impaired and how you would measure the amount of impairment.

7. We note on page 25 that you previously considered TCBY trade names and recipes to be indefinite-lived assets, but now classify them as definite-lived intangible assets amortized over 15 years. Please tell us the following:

* Why you believe an indefinite-lived classification for your trade names and recipes was appropriate upon your adoption of SFAS 142;
* The reasons for your re-evaluation;
* If your re-evaluation affected the classification of other indefinite-lived intangible assets apart from the TCBY trade names and recipes, and if so, please provide us the details; and
* The results of your impairment test prior to the change in accounting for your TCBY trade names and recipes as indefinite-lived intangible assets.







Revenue Recognition, page F-15

8. Please explain to us why you believe your classification of formulation fees and allowances from suppliers as revenue is appropriate. Also, please expand your disclosure to detail the significant terms of the arrangements that you have with suppliers in which you receive formulation fees and allowances based (directly or indirectly) on product sales to franchisees. In doing so, please explain what formulation fees are, describe the types of allowances received and whether they are in the form of cash consideration or credits. Additionally, please disclose the amounts included in franchising revenues for each period presented.

*      *      *      *      *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202)
551-
3716 with any other questions.


							Sincerely,



							William Choi
							Branch Chief

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Mr. Stephen Russo
Mrs. Fields Famous Brands, LLC
December 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE